UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

TELECOMMUNICATION SYSTEMS, INC.
(Name of Issuer)
Class A Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
87929J103
(CUSIP Number)
Jon B. Kutler
Admiralty Partners, Inc.
68-1022 Honoka’ope Street
Kamuela, HI 96743
(650) 849-5383
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87929J103

1.	NAMES OF REPORTING PERSONS Jon B. Kutler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%[1]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1     Based upon 50,180,810 shares of Class A Common stock outstanding after giving effect to the issuance of shares under the Purchase and Sale Agreement described herein.

CUSIP No.	87929J103

1.	NAMES OF REPORTING PERSONS Sara S. Kutler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		3,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,000,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%[2]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

2      Based upon 50,180,810 shares of Class A Common stock outstanding after giving effect to the issuance of shares under the Purchase and Sale Agreement described herein.

Item 1. Security and Issuer
     The class of securities to which this Schedule 13D relates is the Class A Common Stock, $0.01 par value (the “Common Stock”) of TeleCommunication Systems, Inc., a Maryland corporation (the “Issuer”), whose principal executive offices are located at 275 West Street, Annapolis, MD 21401.
Item 2. Identity and Background
(a)	This statement is jointly filed by Jon B. Kutler, an individual, and Sara S. Kutler, an individual.

(b)	Mr. Kutler’s business address is c/o Admiralty Partners, Inc., 68-1022 Honoka’ope Street, Kamuela, HI 96743. Mrs. Kutler’s residence is 68-1022 Honoka’ope Street, Kamuela, HI 96743.

(c)	Mr. Kutler’s principal occupation is Chairman and Chief Executive Officer of Admiralty Partners, Inc., a California corporation (“Admiralty”). Admiralty is a private investment company, whose principal business address is 68-1022 Honoka’ope Street, Kamuela, HI 96743. Mrs. Kutler is not currently employed.

(d)	During the last five years, neither Mr. Kutler nor Mrs. Kutler has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Mr. Kutler nor Mrs. Kutler has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which Mr. Kutler or Mrs. Kutler was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. and Mrs. Kutler are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 below, and incorporated by reference into this Item 3, Mr. and Mrs. Kutler acquired beneficial ownership of an aggregate of 3,000,000 shares of the Issuer’s Common Stock on January 31, 2011 as partial consideration for all of the membership interests of Trident (as defined below) pursuant to the terms of the Purchase and Sale Agreement described below.
Item 4. Purpose of Transaction
     On December 10, 2010, the Issuer entered into a Purchase and Sale Agreement (“Purchase and Sale Agreement”) with Trident Space & Defense, LLC (“Trident”), Admiralty, two irrevocable trusts of which Mr. and Mrs. Kutler are co-trustees (the “Trusts”) and certain other parties. Pursuant to the Purchase and Sale Agreement, the Issuer agreed to acquire all of the membership interests of Trident for consideration in the form of cash and the issuance of an aggregate of 3,000,000 shares of the Issuer’s Common Stock to Admiralty and the Trusts, the sole members of Trident, which are each controlled by Mr. and Mrs. Kutler. The transactions contemplated by the Purchase and Sale Agreement were consummated on January 31, 2011. On such date, 600,000 of such shares were issued to Admiralty, and 1,200,000 of such shares were issued to each of the two Trusts. On January 31, 2011, immediately after the issuance of 1,200,000 of such shares to it, one of the Trusts transferred all of such shares to the other Trust (the “Kutler Trust”). No consideration was paid for the transfer of such shares. As a result of the transfer, the Kutler Trust now holds 2,400,000 shares of the Issuer’s Common Stock.
     Under the terms of the Purchase and Sale Agreement, effective as of January 31, 2011, Mr. Kutler was appointed to the Board of Directors of the Issuer (the “Board”) to serve until his resignation or removal and until his successor is duly elected and qualified. In his capacity as a director of the Issuer, Mr. Kutler may influence the corporate activities of the Issuer, including activities that may relate to the transactions or changes described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Furthermore, as a director of the Issuer, Mr. Kutler may acquire from time to time additional shares of the Issuer’s Common Stock as compensation for his services.
     Under the terms of the Purchase and Sale Agreement, Admiralty and the Kutler Trust have each agreed not to transfer any of the 3,000,000 shares of Common Stock issued under the Purchase and Sale Agreement (the “Issued Shares”) until July 31, 2012, except to the Issuer or its affiliates, in certain permitted transfers described below or in a tender offer, exchange offer, merger, reclassification, reorganization, recapitalization or other transaction in which the holders of the Issuer’s Common Stock are offered, permitted or required to participate and that has been approved by the Board. The permitted transfers that are excepted from the foregoing transfer restrictions include a transfer to certain family members of the transferee or a trust for the benefit of such family members, a transfer to the Issuer, a transfer in the event of death, a transfer by a trust pursuant to the terms of the trust agreement to Mr. Kutler or certain family members as beneficiaries of the trust, or a transfer by a corporation, partnership or limited liability company to Mr. Kutler, an entity controlled by Mr. Kutler, certain family members of Mr. Kutler or a trust for the benefit of any of such family members.
     Under the terms of the Purchase and Sale Agreement, Admiralty and the Kutler Trust are subject to a right of first refusal in favor of the Issuer, requiring Admiralty and the Kutler Trust to offer to the Issuer, except in the case of the permitted transfers described above, the opportunity to purchase all or any portion of the Issued Shares that Admiralty or the Kutler Trust may propose to transfer, at the same price and on the same terms and conditions as those offered to a prospective transferee, or in the case of one or more brokers’ transactions (as defined in Rule 144 promulgated by the SEC under the Securities Act of 1933, as amended), at the volume-weighted average price per share on the applicable designated trading day. The Issuer’s right of first refusal will terminate as to all Issued Shares on January 31, 2014 if Mr. Kutler is a member of the Board on such date. If Mr. Kutler ceases to be a member of the Board prior to January 31, 2014, the Issuer’s right of first refusal will terminate as to one-third of the Issued Shares on the later of January 31, 2013 or the date on which Mr. Kutler ceases to be a member of the Board, an additional one-third of the Issued Shares on the later of July 31, 2013 or the date on which Mr. Kutler ceases to be a member of the Board and all Issued Shares on January 31, 2014.
     Admiralty and the Kutler Trust are further restricted from transferring the Issued Shares by Federal and state securities laws as the shares are deemed “restricted securities” within the meaning of Rule 144 of the Securities Act of 1933, as amended.
     While neither Mr. Kutler nor Mrs. Kutler have any present plans or proposals to acquire additional shares of the Issuer’s Common Stock or to sell any of the shares of the Issuer’s Common Stock beneficially owned by them, they may in the future and from time to time purchase additional shares or sell some or all of the shares of the Issuer’s Common Stock beneficially owned by them in the open market, in one or more privately negotiated transactions or otherwise, subject in each case to the terms of the Purchase and Sale Agreement.
     The Issuer’s Common Stock reported as beneficially owned herein was acquired solely for investment purposes. Mr. and Mrs. Kutler do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	Mr. and Mrs. Kutler each presently beneficially own an aggregate of 3,000,000 shares of the Issuer’s Common Stock, which represents approximately 6.0% of the outstanding Common Stock.

(b)	Of the shares beneficially owned by Mr. and Ms. Kutler, Mr. and Ms. Kutler each have sole voting and dispositive power with respect to 0 shares and shared voting and dispositive power with respect to 3,000,000 shares. Of the 3,000,000 shares for which Mr. and Mrs. Kutler share voting and dispositive power, 600,000 shares are owned directly by Admiralty, of which Mr. and Mrs. Kutler are directors and which is wholly owned by the Kutler Trust, of which Mr. and Mrs. Kutler are co-trustees. The remaining 2,400,000 shares are owned directly by the Kutler Trust. Each of Mr. and Mrs. Kutler disclaim beneficial ownership of the shares reported herein as beneficially owned except to the extent of their respective voting and/or dispositive power.

(c)	Except as disclosed herein, neither Mr. Kutler nor Mrs. Kutler effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d)	Subject to the terms of the applicable trust agreements, the beneficiaries of the trusts described herein may have the right to receive dividends from and proceeds from the sale of the shares of Common Stock held by the trust for which he/she is a beneficiary.

(e)	N/A.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The response to Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, neither Mr. Kutler nor Mrs. Kutler has entered into any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement by and between Jon B. Kutler and Sara S. Kutler, dated February 9, 2011.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Jon B. Kutler	February 9, 2011
JON B. KUTLER

/s/ Sara S. Kutler	February 9, 2011
SARA S. KUTLER